

June 3, 2015

Paul Rauner
President
HDS International Corp.
9272 Olive Boulevard
St. Louis, MO 63132

>   **Re: HDS International Corp.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed May 26, 2015**
>   **File No. 000-53949**

Dear Mr. Rauner:

We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Security Ownership of Certain Beneficial Owner and Management, page 4

1.   Please revise your beneficial ownership table to conform to the requirements of Item 6(d) of Schedule 14A and Item 403 of Regulation S-K, applicable to you via Item 1 of Schedule 14C. You appear to have omitted from the table information relating to the percentage of ownership for each class of voting preferred stock. Please revise the table to list separately each class of voting securities and to provide such percentages for each class listed. In addition, to facilitate understanding, it appears you should provide a column indicating the total voting power for each person or entity listed in the table. In this regard, it appears that Siren GPS and Hillwinds Ocean Energy, LLC should be listed in the table with appropriate footnote disclosure. Refer to Instruction 5 to Item 403.

The Proposal to Increase the Authorized Shares of Common Stock, page 5

2.   You indicate that you plan to issue 2 million shares of common stock to satisfy conversion of "certain promissory notes to shares of common stock." Please expand your disclosure to provide a materially complete description of the terms of the promissory notes. Refer to Item 11 of Schedule 14A, applicable to you via Item 1 of Schedule 14C.

The Proposal to Increase the Authorized Shares of Preferred Stock, page 7

3.   It appears that you plan to create and issue shares of Series C preferred stock. Please provide information regarding this issuance responsive to Item 11 of Schedule 14A including a materially complete description of the terms of this class.

4.   Please tell us whether you have any current plans, proposals or arrangements to issue any of the newly authorized preferred stock other than with respect to the Series C Preferred Stock. If not, please revise your disclosures to state that, with the exception of the issuances of Series C Preferred Stock, you have no current plans, proposals or arrangements, written or otherwise, at this time to issue preferred stock.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ivan Griswold at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel